CytoDyn Inc.

1111 Main Street, Suite 660

Vancouver, Washington 98660

February 12, 2016

VIA EDGAR SUBMISSION

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Re:	REQUEST FOR ACCELERATION OF EFFECTIVENESS
CytoDyn Inc.
Registration Statement on Form S-1
File No. 333-209350

Ladies and Gentlemen:

CytoDyn Inc. (the “Company”) hereby respectfully requests the acceleration of the effectiveness of the above-referenced Registration Statement (the “Registration Statement”) so that the Registration Statement will become effective at 8:30 a.m. (New York time) on Wednesday, February 17, 2016, or as soon thereafter as practicable.

The Company acknowledges that:

•	should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please provide a copy of the Commission’s order declaring the Registration Statement effective to the undersigned at 1111 Main Street, Suite 660, Vancouver, Washington 98660.

Very truly yours,

CytoDyn Inc.

/s/ Michael D. Mulholland
Michael D. Mulholland
Chief Financial Officer